Exhibit B

IRONWOOD INSTITUTIONAL MULTI-STRATEGY FUND LLC
One Market Plaza, Steuart Tower
Suite 2500
San Francisco, California 94105

OFFER TO PURCHASE UNITS
DATED AUGUST 28, 2024

REQUEST TO TENDER FORMS MUST BE RECEIVED BY BANK OF NEW YORK MELLON
BY SEPTEMBER 27, 2024

THE OFFER WILL EXPIRE AT
11:59 P.M., EASTERN DAYLIGHT TIME, ON SEPTEMBER 27, 2024

To the Members of Ironwood Institutional Multi-Strategy Fund LLC:

Ironwood Institutional Multi-Strategy Fund LLC, a Delaware limited liability company that is registered under the Investment Company Act of 1940 (the “1940 Act”) as a closed-end, non-diversified, management investment company (the “Fund”), is offering to purchase Units of the Fund for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase” or the “Offer”) and the related Letter of Transmittal an amount of up to approximately 20% of the Units of the Fund outstanding as of December 31, 2024 (the “Repurchase Date”) from the members of the Fund (the “Members”).  The 20% threshold is determined as of the Offer Acceptance Deadline (defined below) based on the last available unaudited net asset value per Unit (that is, the value of the assets minus liabilities, divided by the number of Units outstanding) calculated prior to such date.  As used in this Offer to Purchase, the term “Units” refers to units of limited liability company interest of the Fund.

The Offer is being made pursuant to tenders by Members at a price equal to the net asset value of the tendered Units as of the Repurchase Date, less any Early Repurchase Fee (defined below) due to the Fund in connection with the repurchase.

Units tendered will be subject to the Early Repurchase Fee if they have been held by the selling Member for less than one year as of the Repurchase Date. The “Early Repurchase Fee” is equal to 5% of the value of the tendered Units repurchased by the Fund, which is payable to the Fund.

Members that desire to tender Units for repurchase must do so by 11:59 p.m., Eastern Daylight Time, on September 27, 2024 (the “Offer Acceptance Deadline”).  Responses to the repurchase notice (each, an “Offer Acceptance”) received by the Fund or its designated agent after the Offer Acceptance Deadline will be void.  The Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below.

There is no established trading market for the Units, and any transfer of Units is strictly limited by the terms of the Fund’s prospectus, dated August 31, 2024 (as it may be amended, modified or otherwise supplemented from time to time, the “Prospectus”) and the Fund’s Third Amended and Restated Limited Liability Company Agreement dated March 11, 2015 (as it may be amended from time to time, the “LLC Agreement”).

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Members should note that the value of the Units tendered in the Offer is expected to change between July 31, 2024 (the last time prior to the date of this Offer to Purchase as of which the Fund’s net asset value was calculated) and the Repurchase Date, the date as of which the value of the Units tendered to the Fund for repurchase will be determined.  Members tendering their Units should also note that they will remain Members in the Fund, with respect to the Units tendered and accepted for repurchase by the Fund, through the Repurchase Date.  Members desiring to obtain the estimated net asset value of their Units may contact the Bank of New York Mellon at (888) 999-2678 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Daylight Time).  The estimated net asset value provided will be based on preliminary information and is provided to Members for convenience only and not pursuant to any obligation of the Fund.  Estimated information may differ from and does not supersede any regularly computed monthly net asset value.

Members desiring to tender all or a portion of their Units in accordance with the terms of the Offer should complete and sign the enclosed Request to Tender Form and send or deliver it to the Bank of New York Mellon in the manner set out below.

Important

None of the Fund, Ironwood Capital Management (“Ironwood”) or the Fund’s Board of Directors (the “Board”) makes any recommendation to any Member whether to tender or refrain from tendering Units.  Members must make their own decisions whether to tender Units, and, if they choose to do so, the portion of their Units to tender.

Because each Member’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Units pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, Ironwood, or the Fund’s Board.

Because this Offer is limited as to the number of Units eligible to participate, not all Units tendered may be accepted for purchase by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

P.O. BOX ADDRESS: Ironwood Registered Funds c/o BNY Mellon TA Alternative Investment Funds P.O. Box 534413 Pittsburgh, PA 15253-4413	OVERNIGHT ADDRESS: Ironwood Registered Funds c/o BNY Mellon TA Alternative Investment Funds Attention: 534413 500 Ross Street, 154-0520 Pittsburgh, PA 15262

Phone Number: (833) 990-2394 E-mail Address: Documents - ironwoodis@bnymellon.com E-mail Address: Inquiries - investorservices@ironwoodpartners.com

Questions or requests for assistance may also be directed to a Member’s authorized financial consultant, financial advisor, or placement agent.

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TABLE OF CONTENTS

1.	Summary Term Sheet.	1

2.	Background and Purpose of the Offer.	4

3.	Offer to Purchase and Price.	5

4.	Amount of Tender.	5

5.	Procedure For Tenders.	6

6.	Purchases and Payment.	6

7.	Certain Conditions of the Offer.	7

8.	Certain Information About the Fund.	8

9.	Certain U.S. Federal Income Tax Consequences.	9

10.	Miscellaneous.	11

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1.	SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer.  To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.  Section references are to this Offer to Purchase.

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Ironwood Institutional Multi-Strategy Fund LLC (the “Fund”) is offering to purchase Units (as defined below) of the Fund (the “Offer”) in an amount up to approximately 20% of the Units of the Fund outstanding as of December 31, 2024 (the “Repurchase Date”) from the members of the Fund (the “Members”).  The price to be paid for Units repurchased will be the net asset value per Unit calculated as of the Repurchase Date, less any Early Repurchase Fee (as defined below) due to the Fund in connection with the repurchase.  As used in this Offer, the term “Units” refers to units of limited liability company interest of the Fund.  The 20% threshold is determined as of the Offer Acceptance Deadline (defined below) based on the last available unaudited net asset value per Unit (that is, the value of the assets minus liabilities, divided by the number of Units outstanding) calculated prior to such date.  Members that desire to tender Units for repurchase must do so by 11:59 p.m., Eastern Daylight Time, on September 27, 2024 (the “Offer Acceptance Deadline”).  Responses to the repurchase notice (each, an “Offer Acceptance”) received by the Fund or its designated agent after the Offer Acceptance Deadline will be void. All determinations as to the receipt of notices from Members relating to the tender of Units including, without limitation, determinations whether to excuse or waive certain variations from relevant procedural requirements, will be in the sole discretion of the Fund or its designated agent, and any such determination will be final.  The Fund also reserves the right to adjust the Repurchase Date to correspond with any extension of the Offer.

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A Member may tender all its Units or a portion of its Units; however, a Member who tenders some, but not all, of the Member’s Units for repurchase as of the Repurchase Date will be required to maintain a minimum aggregate net asset value of Units generally equal to $25,000. The Fund reserves the right to reduce the amount to be repurchased from a Member as of the Repurchase Date so that the required minimum aggregate net asset value of Units is maintained.

•
The Fund may suspend or postpone this Offer in limited circumstances and only by a vote of a majority of the Board of Directors of the Fund (the “Board”), including a majority of the independent directors of the Board (each, an “Independent Director”).  These circumstances may include the following: (i) a period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to liquidate securities it owns or to determine the value of the Fund’s net assets; (ii) for any other periods that the SEC permits by order; or (iii) other unusual circumstances as the Board determines, in compliance with applicable laws, it is in the best interest of the Fund or the Members (including, without limitation, any “feeder fund” that is a Member) to suspend or postpone the Offer.

•
A Member who tenders for repurchase the Member’s Units as of the Repurchase Date will be subject to a fee of 5% of the value of the Units repurchased by the Fund, payable to the Fund (an “Early Repurchase Fee”) if the Units have been held by the Member for less than one year as of the Repurchase Date.

•
Members who tender for repurchase less than 95% of their Units and which Units are repurchased by the Fund will receive the specified dollar amount equal to the net asset value of the Units repurchased by the Fund, less the applicable Early Repurchase Fee. Promptly after the Repurchase Date, each tendering Member will be given a letter confirming acceptance of the tender with its promissory note held at the Fund until the Member requests to have it sent to them.  The Member can request to be sent its non-interest bearing, non-transferable note, which is issued by the Fund and entitles the Member to be paid an amount equal to 100% of the unaudited net asset value of the Member’s repurchased Units, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less the applicable Early Repurchase Fee.  The note will entitle the Member to be paid upon the later of (i) 30 calendar days after the Repurchase Date and (ii) if the Fund has requested withdrawals of capital or redemptions of interests from any Underlying Funds (as defined below in Section 8) in order to fund the repurchase, 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn or redeemed from such Underlying Funds (the “Payment Date”).

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Members who tender for repurchase 95% or more of their Units and which Units are repurchased by the Fund will receive the specified dollar amount equal to the net asset value of their Units repurchased by the Fund, less the applicable Early Repurchase Fee.  Payment will be in the form of: (i) cash or a non-interest bearing, non-transferrable promissory note issued by the Fund in an amount equal to 95% of the estimated unaudited net asset value of a Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less the allocable portion of any Early Repurchase Fee (the “Initial Payment”), which will be paid on or prior to the Payment Date; and (ii) a non-interest bearing, non-transferable promissory note issued by the Fund entitling the Member to up to the remaining 5% of the estimated unaudited net asset value of the Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of the date to the Member’s Units), less the allocable portion of any Early Repurchase Fee (as adjusted, if at all) in accordance with the next paragraph, the “Subsequent Payment”).

•
Following the later of: (i) 120 calendar days after the Repurchase Date; or (ii) any longer period the Board in its discretion deems necessary to protect the interests of the remaining Members, the amount of the Subsequent Payment may be adjusted so that the sum of the Initial Payment and the Subsequent Payment is equal to 100% of the final net asset value of the Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less any applicable Early Repurchase Fee. That Subsequent Payment (adjusted as needed) will then be paid to the Member.

•
Payments for repurchased Units may be further delayed under circumstances where the Fund has determined to redeem its interests in Underlying Funds to make such payments, but has experienced unusual delays in receiving payments from the Underlying Funds.

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Cash payments on a note may be sent via wire transfer to an account at a Member’s authorized financial consultant, financial advisor, or placement agent within the time periods referenced above. The financial consultant, financial advisor, or placement agent may require additional time to further credit the payment to a Member’s account.

•
The Board in its discretion, but giving due regard to the interests of the remaining Members, may determine to make payment in satisfaction of a repurchase at earlier dates than those otherwise listed here.

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The Board in its discretion may pay repurchase proceeds, in whole or in part, in underlying securities to be obtained from the Fund’s investment portfolio of equivalent value to the repurchase proceeds owed. The Fund does not expect that it will distribute underlying securities as payment for repurchased Units except in unusual circumstances, such as in the unlikely event that: (i) making a cash payment would result in a material adverse effect on the Fund or on Members not requesting that their Units be repurchased; or (ii) the Fund has received distributions from Underlying Funds in the form of underlying securities that are able to be transferred to the Members.  In the event that the Fund makes a distribution of underlying securities as payment for Units, Members will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of the securities.

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The amount that a tendering Member may expect to receive in repurchase proceeds will be the net asset value of the Member’s Units repurchased by the Fund determined on the Repurchase Date, less the applicable Early Repurchase Fee.  The payment amount is calculated by reference to the net asset value of the Fund’s assets (based in part on oral or written estimates of the value of the Fund’s investments received from Underlying Funds) as of the Repurchase Date, after giving effect to all allocations to be made as of that date to the Member’s Units.  An estimated net asset value may not reflect final net asset values as of the Repurchase Date calculated by the Underlying Funds.

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Members tendering Units for repurchase will have to decide whether to tender Units without the benefit of having current information regarding the value of the Units.  In addition, there may be a substantial period of time between the Repurchase Date and the date when one can expect to receive payment of the repurchase proceeds from the Fund.  Members whose Units are repurchased will bear the risk that the Fund’s net asset value may fluctuate significantly between the date of the Offer Acceptance Deadline and the Repurchase Date.

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The Offer is being made to all Members of the Fund and is not conditioned on any minimum number of Units being tendered.  Payment for repurchased Units may require the Fund to liquidate portfolio holdings in Underlying Funds earlier than otherwise planned, potentially resulting in losses, and may increase the Fund’s portfolio turnover. The Fund may maintain cash or borrow money to pay repurchase proceeds, which would increase the Fund’s operating expenses and could adversely impact the ability of the Fund to achieve its investment objective.

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If, in this Offer, Members tender for repurchase more than 20% of the unaudited net asset value of Units outstanding on the Offer Acceptance Date, the Fund may, in the Board’s sole and absolute discretion, either: (i) accept the additional Units permitted to be accepted pursuant to Rule 13e‑4(f)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (ii) increase the outstanding Units that the Fund is offering to purchase by up to two percent (2%); (iii) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (iv) accept a portion of the Units tendered prior to or on the Repurchase Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.  The unaccepted portion of any tender of Units made by a Member pursuant to this Offer will not be automatically carried forward or given priority in connection with any future tender offer made by the Fund.  Any Member that wishes to have the Fund repurchase Units that were not accepted for repurchase in connection with this Offer may again tender those Units in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

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Tendered Units may be withdrawn by the selling Member at any time before the Offer Acceptance Deadline.  After the Offer Acceptance Deadline, Members may withdraw tendered Units as permitted by the Fund in its discretion at any time prior to the Repurchase Date or as otherwise permitted by law.

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If a Member would like the Fund to purchase all of the Member’s Units or any portion of the Member’s Units, it should complete, sign and either (i) deliver a Request to Tender Form to Ironwood Institutional Multi-Strategy Fund LLC at the following address:

P.O. BOX ADDRESS: Ironwood Registered Funds c/o BNY Mellon TA Alternative Investment Funds P.O. Box 534413 Pittsburgh, PA 15253-4413	OVERNIGHT ADDRESS: Ironwood Registered Funds c/o BNY Mellon TA Alternative Investment Funds Attention: 534413 500 Ross Street, 154-0520 Pittsburgh, PA 15262

or (ii) e-mail the Request to Tender Form to ironwoodis@bnymellon.com, so that it is received before 11:59 p.m., Eastern Daylight Time, on September 27, 2024.  THE FUND RECOMMENDS THAT TENDERING MEMBERS CALL THE BANK OF NEW YORK MELLON AT (888) 999-2678 TO CONFIRM RECEIPT OF THE COMPLETED AND EXECUTED REQUEST TO TENDER FORM.  The value of the Units is expected to change between July 31, 2024 (the last time prior to the date of this Offer to Purchase as of which the Fund’s net asset value was calculated) and the Repurchase Date, the date as of which the value of the Units being purchased will be determined.  Members desiring to obtain the estimated net asset value of their Units may contact the Bank of New York Mellon at (888) 999-2678 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Daylight Time).  The estimated net asset value provided will be based on preliminary information and is provided to Members for convenience only and not pursuant to any obligation of the Fund.  Estimated information may differ from and does not supersede any regularly computed monthly net asset value.

Certain Members may be required to deliver their Request to Tender Form to their authorized financial consultant, financial advisor, or placement agent (instead of directly to BNY Mellon).  All Members tendering Units should carefully review their Letter of Transmittal and follow the delivery instructions therein.

Please note that the Fund may suspend or postpone the Offer in limited circumstances by a vote of a majority of the Board, including a majority of the Independent Directors.  Although the Offer is scheduled to expire on September 27, 2024, a Member that tenders all of its Units will remain a Member of the Fund through the Repurchase Date, when the net asset value of the Member’s Units is calculated.  The tender of Units by a Member will not affect the record ownership of such Member for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Units are actually purchased.

2.	BACKGROUND AND PURPOSE OF THE OFFER

The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set out in the Prospectus and the LLC Agreement.  The Prospectus and the LLC Agreement provide that the Board has the sole and absolute discretion to determine whether it will cause the Fund to offer to repurchase Member’s Units pursuant to a tender offer to repurchase.

Because there is no established trading market for the Units and any transfer of Units is strictly limited by the terms of the Prospectus and the LLC Agreement, the Board has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Prospectus and the LLC Agreement and the recommendations of Ironwood.

Payment for repurchased Units may require the Fund to liquidate portfolio holdings in Underlying Funds earlier than otherwise planned, potentially resulting in losses, and may increase the Fund’s portfolio turnover.  Also, the Fund may maintain cash or borrow money to pay repurchase proceeds, which would increase the Fund’s operating expenses and could adversely impact the ability of the Fund to achieve its investment objective.

The repurchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units.  Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate exposure to the Underlying Funds resulting from payment for the Units tendered.  These risks include the potential for greater volatility due to decreased diversification of the Fund’s investments in the Underlying Funds.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.

Although the Offer is scheduled to expire on September 27, 2024, a Member that tenders all of its Units will remain a Member of the Feeder Fund through the Repurchase Date, when the net asset value of the Member’s Units is calculated.

3.	OFFER TO PURCHASE AND PRICE

The Fund will, on the terms and subject to the conditions of this Offer, purchase an amount of Units up to approximately 20% of the Units outstanding as of the Repurchase Date that are tendered by Members by 11:59 p.m., Eastern Daylight Time, on September 27, 2024 at the net asset value per Unit calculated as of the Repurchase Date (as defined in Section 1 above).  The value of the Units will change between the Offer Acceptance Deadline (the date that the 20% threshold is determined) and the Repurchase Date (the date as of which the value of the Units will be determined for purposes of calculating the repurchase price), which could result in more or less than 20% of the outstanding Units being purchased on the Repurchase Date.  Proceeds of the Units tendered for repurchase pursuant to this Offer will be payable as set out in Section 6.

Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue additional Units from time to time in accordance with the Prospectus.

4.	AMOUNT OF TENDER

A Member may tender all of its Units or a portion of its Units; however, a Member who tenders some, but not all, of its Units for repurchase as of the Repurchase Date will be required to maintain a minimum aggregate net asset value of Units generally equal to $25,000. The Fund reserves the right to reduce the amount to be repurchased from a Member as of the Repurchase Date so that the required minimum aggregate net asset value of Units is maintained.

If, in this Offer, Members tender for repurchase more than 20% of the unaudited net asset value of Units outstanding on the Offer Acceptance Date, the Fund may, in the Board’s sole and absolute discretion, either: (i) accept the additional Units permitted to be accepted pursuant to Rule 13e‑4(f)(3) under the Exchange Act; (ii) increase the outstanding Units that the Fund is offering to purchase by up to two percent (2%); (iii) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (iv) accept a portion of the Units tendered prior to or on the Repurchase Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.

The unaccepted portion of any tender of Units made by a Member pursuant to this Offer will not be automatically carried forward or given priority in connection with any future tender offer made by the Fund.  Any Member that wishes to have the Fund repurchase Units that were not accepted for repurchase in connection with this Offer may again tender those Units in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

5.	PROCEDURE FOR TENDERS

Members wishing to tender Units pursuant to the Offer should respond to the Fund with an Offer Acceptance by delivering a completed and executed Request to Tender Form to the Bank of New York Mellon.  The completed and executed Request to Tender Form must be received by Bank of New York Mellon no later than 11:59 p.m., Eastern Daylight Time, on September 27, 2024.  The Fund recommends that all documents be submitted by certified mail, return receipt requested, or e-mail.  The Fund recommends that tendering Members call the Bank of New York Mellon at (888) 999-2678 to confirm receipt of the completed and executed Request to Tender Form.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Unit or any particular Member and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, Ironwood, or the Board of Directors will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

If a Letter of Transmittal instructs a Member to deliver the Request to Tender Form to an authorized financial consultant, financial advisor, or placement agent (instead of directly to Bank of New York Mellon), the Member should allow sufficient time for the authorized financial consultant, financial advisor, or placement agent to deliver it to Bank of New York Mellon by the Offer Acceptance Deadline.

6.	PURCHASES AND PAYMENT

For purposes of the Offer, the Fund will be deemed to have accepted (and thereby repurchased) Units that are tendered if and when it gives written notice to the tendering Members of its election to purchase such Units.  Notwithstanding the foregoing, a tendering Member who sent a Request to Tender Form via e-mail should contact the Bank of New York Mellon if the Member has not received confirmation of receipt following transmittal.

The value of the Units tendered to the Fund for repurchase will be the net asset value as of the close of business on the Repurchase Date, less the applicable Early Repurchase Fee due to the Fund in connection with any repurchase.

Members who tender for repurchase less than 95% of their Units and which Units are repurchased by the Fund will receive the specified dollar amount equal to the net asset value of such Units repurchased by the Fund, less the applicable Early Repurchase Fee.  Promptly after the Repurchase Date, each tendering Member will be given a letter confirming acceptance of the tender with its promissory note held at the Fund until the Member requests to have it sent to them.  The Member can request to be sent its non-interest bearing, non-transferable note, which is issued by the Fund and entitles the Member to be paid an amount equal to 100% of the unaudited net asset value of the Member’s repurchased Units, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less the applicable Early Repurchase Fee.  The note will entitle the Member to be paid on the Payment Date (a day within 30 calendar days after the Repurchase Date).

 Members who tender for repurchase 95% or more of their Units and which Units are repurchased by the Fund will receive the specified dollar amount equal to the net asset value of their Units repurchased by the Fund, less the applicable Early Repurchase Fee.  Payment will be in the form of: (i) cash or a non-interest bearing, non-transferrable promissory note issued by the Fund in an amount equal to the Initial Payment, which will be paid on or prior to the Payment Date; and (ii) a non-interest bearing, non-transferable promissory note issued by the Fund entitling the Member to up to the Subsequent Payment (as adjusted (if at all) in accordance with the next paragraph).

Following the later of: (i) 120 calendar days after the Repurchase Date; or (ii) any longer period the Board in its discretion deems necessary to protect the interests of the remaining Members, the amount of the Subsequent Payment may be adjusted so that the sum of the Initial Payment and the Subsequent Payment is equal to 100% of the final net asset value of the Member’s Units being repurchased, determined as of the Repurchase Date (after giving effect to all allocations to be made as of that date to the Member’s Units), less any applicable Early Repurchase Fee.  That Subsequent Payment (adjusted as needed) will then be paid to the Member. The Board in its discretion, but giving due regard to the interests of the remaining Members, may determine to make payment in satisfaction of a repurchase at earlier dates than those otherwise listed here.

Cash payments on a note may be sent via wire transfer to an account at a Member’s authorized financial consultant, financial advisor, or placement agent within the time periods referenced above.  The financial consultant, financial advisor, or placement agent may require additional time to further credit the payment to a Member’s account.

The Board in its discretion may pay repurchase proceeds, in whole or in part, in underlying securities to be obtained from the Fund’s investment portfolio of equivalent value to the repurchase proceeds owed. The Fund does not expect that it will distribute underlying securities as payment for repurchased Units except in unusual circumstances, such as in the unlikely event that: (i) making a cash payment would result in a material adverse effect on the Fund or on Members not requesting that their Units be repurchased; or (ii) the Fund has received distributions from Underlying Funds in the form of underlying securities that are able to be transferred to the Members.  In the event that the Fund makes a distribution of underlying securities as payment for Units, Members will bear any risks of the distributed securities and may be required to pay a brokerage commission or other costs in order to dispose of the securities.

7.	CERTAIN CONDITIONS OF THE OFFER

A Member may tender all its Units or a portion of its Units; however, a Member who tenders some, but not all, of the Member’s Units for repurchase as of the Repurchase Date will be required to maintain a minimum aggregate net asset value of Units generally equal to $25,000. The Fund reserves the right to reduce the amount to be repurchased from a Member as of the Repurchase Date so that the required minimum aggregate net asset value of Units is maintained.

In addition, the Fund may suspend or postpone this Offer in limited circumstances and only by a vote of a majority of the Board, including a majority of the Independent Directors.  These circumstances may include the following: (i) a period during which an emergency exists as a result of which it is not reasonably practicable for the Fund to liquidate securities it owns or to determine the value of the Fund’s net assets; (ii) for any other periods that the SEC permits by order; or (iii) other unusual circumstances as the Board determines, in compliance with applicable laws, it is in the best interest of the Fund or the Members (including, without limitation, any “feeder fund” that is a Member) to suspend or postpone the Offer.

8.	CERTAIN INFORMATION ABOUT THE FUND

The name of the Fund is “Ironwood Institutional Multi-Strategy Fund LLC.”  The Fund’s principal executive office is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.  The Fund’s investment objective is capital appreciation with limited variability of returns.  The Fund attempts to achieve this objective by allocating capital among a number of pooled entities (each, an “Underlying Fund” and collectively, the “Underlying Funds”), each managed by an independent investment adviser pursuant to relative value investment strategies or other techniques and subject to various risks.

Ironwood, an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended, serves as investment adviser to the Fund.  The principal executive office of Ironwood is located at One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105 and its telephone number is (415) 777-2400.

The directors of the Fund’s Board (each, a “Director”) are Richard Meadows, M. Kelley Price, David Sung and Jonathan Gans.  The officers of the Fund (each, an “Officer”) are Jonathan Gans (Chief Executive Officer and President), Martha Boero (Treasurer), Alison Sanger (Secretary) and Michael Mazur (Chief Compliance Officer).  Their address is c/o Ironwood Institutional Multi-Strategy Fund LLC, One Market Plaza, Steuart Tower, Suite 2500, San Francisco, California 94105.

None of the Fund, Ironwood or the Board or any person controlling the Fund or Ironwood has any plans or proposals that relate to or would result in:

(1)	an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund;

(2)
any purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board determines may be necessary or appropriate to fund any portion of the repurchase price for Units acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund);

(3)	any material change in the present distribution policy or indebtedness or capitalization of the Fund;

(4)
any change in the present Board or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer;

(5)
any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act;

(6)
the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units from time to time in the discretion of the Board), or the disposition of Units (other than through periodic tender offer to repurchase as described in Section 2 above, including the Offer); or

(7)	any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.

9.	CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to the repurchase of Units by the Fund for cash pursuant to the Offer. This summary does not purport to be a complete description of the income tax considerations applicable to such purchase.  This summary assumes that Members hold Units as capital assets (generally, property held for investment). The discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations and administrative and judicial interpretations, each as of the date of this Offer and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. In addition, this summary does not discuss pending proposals to increase federal income tax rates on both ordinary income and long-term capital gains. No assurance can be given that the Internal Revenue Service, or “IRS,” would not assert, or that a court would not sustain, a position contrary to those described herein. The Fund has neither sought nor will seek any ruling from the IRS regarding this Offer. This summary does not discuss any aspects of foreign, state or local tax.  Each Member should consult its own tax advisor regarding the tax consequences to such Member of participating (or not participating) in the Offer. Lastly, this summary does not address the tax consequences of the payment of repurchase proceeds in the form of underlying securities.

The sale of Units pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a “sale or exchange” or, under certain circumstances, as a “dividend.”  In general, under Section 302 of the Code, a redemption of Units pursuant to the Offer should be treated as a sale or exchange of Units by a Member if the redemption: (i) is “substantially disproportionate” with respect to the Member; (ii) results in a “complete redemption” of the Member’s interest; or (iii) is “not essentially equivalent to a dividend” with respect to the Member.  In determining whether any of these tests has been met, a Member’s Units are generally deemed to include Units considered to be owned by the Member by reason of certain constructive ownership rules set forth in Section 318 of the Code.  A “substantially disproportionate” redemption generally requires a reduction of more than 20% in the Member’s proportionate interest in the Fund after all repurchases of Units from all Members pursuant to the Offer are taken into account.  A “complete redemption” of a Member’s interest generally requires  that all Units of the Fund owned by the Member be disposed of.  A redemption “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Member’s proportionate interest in the Fund, which should be the case if the Member has a minimal interest in the Fund, exercises no control over Fund affairs and experiences a reduction in its proportionate interest in the Fund.

If the sale of the Member’s Units meets any of the tests for “sale or exchange” treatment, the Member will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer (taking into account the Early Repurchase Fee, if applicable) and the tax basis of the Units sold.  Such gain or loss will be a capital gain or loss.  In general, capital gain or loss with respect to Units sold will be long-term capital gain or loss if the holding period for Units is more than one year.  The maximum long-term capital gains rate currently applicable to such a sale of Units by an individual is 20% plus a 3.8% Medicare contribution tax for individuals whose adjusted gross income exceeds certain thresholds. Any loss upon the sale or exchange of Units held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received (including undistributed capital gains deemed received) by the Member.  The deductibility of capital losses is subject to statutory limitations. Additionally, any loss realized on a disposition of Units may be disallowed under “wash sale” rules to the extent the repurchased Units are replaced with other Units within a period of 61 days beginning 30 days before and ending 30 days after the Units are repurchased by the Fund.  If disallowed, the loss will be reflected in an upward adjustment to the basis of the Units acquired.

Upon disposition of Units, the Fund will report the gross proceeds and, for Units acquired on or after January 1, 2012, cost basis to the Member and the IRS.  For each disposition, the cost basis will be calculated using the Fund’s default method of first-in, first-out, unless the Member has instructed the Fund in writing to use a different calculation method permitted by the IRS, including average cost or specific Unit lot identification.  The cost basis method elected by the Member (or the cost basis method applied by default) for each disposition of Units may not be changed after the settlement date of each such disposition of Units. If the Member holds its Units through a financial advisor, financial consultant, or placement agent, please contact that financial advisor, financial consultant, or placement agent with respect to reporting of cost basis and available elections for the Member’s account. The Member should consult with a tax advisor to determine the best IRS-accepted cost basis method for the Member’s tax situation and to obtain more information about how the cost basis reporting law applies to the Member.

If none of the Section 302 tests described above is met, a Member that participates in the Offer may be treated as having received a distribution on its Units that is, in whole or in part, a dividend, return of capital or capital gain, depending on: (i) whether there are sufficient undistributed current and accumulated earnings and profits to support a dividend; and (ii) the Member’s tax basis in the Units.  The tax basis remaining in the Units tendered to the Fund after any return of capital will be transferred to any remaining Units held by the Member in the Fund.

 The gross proceeds paid to a Member or other payee pursuant to the Offer will be subject to backup withholding tax unless either:

(1)
the Member has provided the Member’s taxpayer identification number or social security number on IRS Form W-9 or its equivalent, and certifies under penalty of perjury: (i) that the number is correct, and (ii) either that (A) the Member is exempt from backup withholding, (B) the Member is not otherwise subject to backup withholding as a result of a failure to report all interest or dividends or (C) the IRS has notified the Member that the Member is no longer subject to backup withholding; or

(2)	an exception applies under applicable law and Treasury regulations.

Non-U.S. Members may be required to provide the applicable withholding agent with a completed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form), in order to avoid backup withholding on the gross proceeds received pursuant to the Offer.  Any amounts withheld as backup withholding tax may be credited or refunded against a Member’s U.S. federal income tax liability, if any, provided that the required information is properly furnished to the IRS.

Unless a reduced rate of withholding or a withholding exemption is available under the Code or an applicable income tax treaty, a Member that is a nonresident alien or a foreign entity may be subject to a 30% U.S. withholding tax on the gross proceeds received by such Member, if the proceeds are treated as a “dividend” under the rules described above. A non-U.S. Member will generally not be subject to U.S. withholding tax or U.S. federal income tax on the gross proceeds received pursuant to the Offer if “sale or exchange” treatment applies. Different tax consequences may result if the non-U.S. Member (i) is engaged in a U.S. trade or business and the proceeds are effectively connected with such U.S. trade or business, (ii) in the case of an individual, is present in the United States for 183 days or more during the taxable year and certain other conditions are met, or (iii) is, or holds its interest in the Fund through, a foreign entity that fails to satisfy certain certification and reporting requirements regarding its owners and accountholders. Because an applicable withholding agent may not be able to determine if a particular non-U.S. Member qualifies for sale or exchange treatment under Section 302(b) of the Code, however, such agent may withhold U.S. federal taxes equal to 30% of the gross proceeds received by such Member unless an exemption from withholding is applicable. A non-U.S. Member may be eligible to obtain a refund of all or a portion of any tax withheld if such non-U.S. Member meets one of the Section 302(b) tests described above or is otherwise able to establish that no tax or a reduced amount of tax is due and files a U.S. federal tax return seeking such refund.  Non-U.S. Members should consult their tax advisors regarding application of these withholding rules.

Lastly, the Fund may be required to sell underlying securities to finance the Offer, which could accelerate the timing of the Fund’s recognition of taxable income and cause the Fund to make taxable distributions to Members earlier than the Fund otherwise would have.  In addition, if the Fund does not declare any such dividends to Members of record prior to the repurchase of Units pursuant to the Offer, the non-tendering Members may receive a disproportionately large taxable distribution during or with respect to such year in which the repurchase pursuant to the Offer occurs reflecting the gains recognized on the disposition of such underlying securities to finance the Offer.

10.	MISCELLANEOUS

The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer.  A free copy of such statement may be obtained by contacting Bank of New York Mellon at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet web site, http://www.sec.gov.  A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the SEC at 100 F Street, N.E., Washington, DC 20549.